Exhibit 2


Notarized at Karlsrune in the office of the public notary for at April 30th, 1996.

In front of me, authorized public notary Justiarat Klaus-Peter Ruckert

Appeared, the identification has been proved by official Id-Cards.

   1.   Herr Hans Damm, IndustriestraBe 8, 76473 Iffezheim, geb. am 29.12.43

   2. Herr Rechtsanwalt Arno Stengel, BachstraBe 22, 76185 Karlsruhe, geb. am 23.11.1947, handelnd aufgrund vorgelegter Vollmacht vom 20.30.1996 fur die Digital Recorders, Inc. 4900 Prospectus Drive Suite 1000, P.O. Box 14068, Research Triangle Park, NC 27709-4068 USA

   3.   Herr Robert W. Huber, LisztstraBe 18, 75171 Pforzheim, geb. am 23.10.39

   4.   Anita Damm, geb. 17.05.1946, IndustriestraBe 8, 76473 Iffezheim

The appeared declare following

                         Purchase and Transfer of shares

                                (Section Mark) 1
Mr. Hans Damm und Mr. Robert Huber are owners of the shares of the

                        Transit-Media Systemtechnik Inc.

registered in Rastatt registration number HRB 1618, located in Iffezheim holding a share of 25.000,00 DM each.

The nominal value of the shares have been paid to the company, which is confirmed expressly by Mr. Damm and Mr. Huber.

Mr. Damm and Mr. Huber guarantee:

that the shares have been paid by cash that the shares do not present their total property that the shares are free of rights or claims of thirds that they are entitled to dispose of the shares

                                (Section Mark) 2

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Mr. Damm and Mr.  Huber sell the above  mentioned  shares to Digital  Recorders,
Inc. The purchasing price is 25.000,00 DM each. The price has to be paid right away. Mr. Damm and Mr. Huber receive a cheque of 25.000,00 DM each.

                                (Section Mark) 3
Mr. Damm and Mr. Huber cede the above mentioned shares to Digital Recorders, Inc. Digital Recorders accepts the cession.

                                (Section Mark) 4
The profit of the current business year stays with Digital Recorders.

                                (Section Mark) 5
Mr. Huber and Mr. Damm do agree the cession of the shares in their function as managers of the Transit-Media, Inc.

                                (Section Mark) 6
All appeared declare - Mr. Damm also acting in the function as manager of the Elmako Inc. -, that the undersigned agreement of March 20th, 1996 will be fully valid herewith.

                                (Section Mark) 7
The costs of notarization of this document will be carried by Digital Recorders.

                                (Section Mark) 8
Information:
The public notary informed

1. that the purchaser of the shares is liable besides the sellers for paying the nominal value of the shares to the Transit-Media Inc. according to (Section
   Mark)(Section Mark) 16, 22 and 28 GmbHG (Law of regulating the limited companies).

2. that real estate tax has to be paid if the Transit-Media Inc. would own real estate.

3. that there is no bona fide purchase in respect to shares which means that the transfer of the shares will only take place if the sellers are the actual owners of the shares.

                                (Section Mark) 9
One certified copy for each of the appeared.


The above text has been read aloud by the notary and agreed to by the undersigned.